

02007331


RECEIVED
FEB 2 8 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-29426

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 TAMA STREET
(No. and Street)

MARION	IOWA	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. BERTHEL (319) 447-5700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE, LLP
(Name — *if individual, state last, first, middle name*)

222 THIRD AVENUE SE, SUITE 500	CEDAR RAPIDS	IA	52401
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS J. BERTHEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC., as of DECEMBER 31, 2001, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



NOTARIAL SEAL
IOWA
MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
Jan 22, 2004

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2001

Deloitte & Touche LLP
Armstrong Centre, Suite 500
222 Third Avenue, S.E.
Cedar Rapids, Iowa 52401

Tel: (319) 362-7987
Fax: (319) 368-9600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Berthel Fisher & Company Financial Services, Inc.

We have audited the accompanying financial statements of Berthel Fisher & Company Financial Services, Inc. (the "Company"), a majority owned subsidiary of Berthel Fisher & Company, as of December 31, 2001 and for the year then ended, listed in the foregoing table of contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2002

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 856,692
Deposit with correspondent broker	56,674
Due from correspondent broker	422,238
Other commissions receivable	63,980
Other receivables, less allowance for doubtful accounts of $64,973	97,878
Due from affiliates (Note 2)	310,044
Investments in securities (Note 3):	
Marketable, at market value	428,527
Not readily marketable, at estimated fair value (cost: $129,554) (Note 3)	72,292
Notes receivable, less allowance for doubtful accounts of $68,708 (Note 4)	635,265
Property and equipment (Note 6)	96,871
Other assets	153,649
TOTAL	$3,194,110
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 456,940
Accounts payable and other accrued expenses	579,405
Due to affiliates (Note 2)	106,025
Total liabilities	1,142,370
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDERS' EQUITY	
Common stock, no par value–authorized 250,000 shares, issued and outstanding 195,069 shares	2,821,148
Series A cumulative, convertible preferred stock - authorized 50,000 shares, issued and outstanding 2,789 shares (Note 9)	200,167
Accumulated deficit	(969,575)
Total stockholders' equity	2,051,740
TOTAL	$3,194,110

See notes to financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions (Note 11)	$12,352,013
Underwriting (Note 11)	133,450
Fee income (Note 11)	360,157
Interest and dividends	196,053
Net unrealized investment gains	636,018
Net realized investment losses	(729,081)
Other	294,783
Total revenues	13,243,393
EXPENSES:	
Commissions	8,692,815
Employee compensation	1,475,526
Employee benefits (Note 12)	372,425
Management fees (Note 11)	337,192
Occupancy (Notes 9 and 11)	1,027,865
Clearing charges	659,372
Stock reporting services	145,594
Data processing	241,318
Other general and administrative expenses	778,446
Interest (Note 7)	59,505
Total expenses	13,790,058
LOSS BEFORE INCOME TAXES	(546,665)
INCOME TAX EXPENSE (Note 5)	(411,720)
NET LOSS	$ (958,385)

See notes to financial statements.

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	SERIES A PREFERRED STOCK	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL
BALANCE AT JANUARY 1, 2001	$2,821,148		$ (9,963)	$2,811,185
Net loss			(958,385)	(958,385)
Issuance of Series A cumulative, convertible preferred stock		$ 200,167		200,167
Cumulative series A preferred stock dividend declared			(1,227)	(1,227)
BALANCE AT DECEMBER 31, 2001	$2,821,148	$ 200,167	$ (969,575)	$2,051,740

See notes to financial statements.

BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. (A MAJORITY OWNED SUBSIDIARY OF BERTHEL FISHER & COMPANY)

STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (958,385)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Bad debt expense	51,574
Amortization expense	19,533
Depreciation expense	13,968
Accretion of notes receivables	(50,561)
Deferred income taxes	414,000
Changes in assets and liabilities:	
Deposit with correspondent broker	(1,812)
Due from correspondent broker	22,132
Other commissions receivables	73,667
Other receivables	(65,621)
Due from affiliates	(41,879)
Investments in securities	1,223,260
Other assets	(39,472)
Commissions payable	(25,571)
Accounts payable and other accrued expenses	(6,322)
Due to affiliates	10,416
Net cash flows from operating activities	638,927
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(45,587)
Issuance of notes receivable	(57,142)
Net cash flows from investing activities	(102,729)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of Series A preferred stock	200,167
Payment of subordinated debentures	(1,000,000)
	(799,833)
DECREASE IN CASH AND CASH EQUIVALENTS	(263,635)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,120,327
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 856,692
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during year for:	
Interest	$ 46,808

See notes to financial statements.

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Business - Berthel Fisher & Company Financial Services, Inc. (the "Company") is a majority owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a registered broker-dealer operating exclusively in the securities industry. The Company introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with a maturity of three months or less and not held for long-term investment purposes to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates include the valuation of not readily marketable securities and notes receivable by the Board of Directors, the allowance for doubtful accounts, the valuation allowance for deferred tax assets and the determination of litigation accruals.

Other receivables – Included within the other receivables balance are receivables from employees and related parties totaling $23,875 and $8,980, respectively.

Investments in Securities - Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the Statement of Operations. Realized gains and losses are recognized using the specific identification method.

In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies.

Concentration of Credit Risk - The Company's marketable investment in an unrelated third party comprises 42% of the fair market value of the Company's investment portfolio at December 31, 2001.

Notes Receivable - Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Income Taxes - The Company is included in the consolidated federal income tax return filed by the parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Property and Equipment - Property and equipment are stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over their estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Other Assets - Included within other assets are capitalized interface licensing fees charges of $116,000. These charges are being amortized using the straight-line method over a period of five years. Amortization of $19,533 was incurred during 2001 and accumulated amortization totaled $56,033 as of December 31, 2001.

Revenue Recognition - Commissions revenue is earned on a trade date basis. Income from underwriting and fees is typically earned in accordance with the fee agreement.

Impact of New Accounting Pronouncements - Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company has adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 has had no impact on the financial position, results of operations, or cash flows of the Company.

2. DUE FROM AFFILIATES AND DUE TO AFFILIATES

The Company enters into various financing arrangements with the other affiliated entities, primarily for purposes of short-term financing.

Due from affiliates comprises the following:

Interest receivable	112,568
Other receivables	197,476
Total	$310,044

Due to affiliate comprises the following:

Interest payable	$ 73,206
Intercompany tax payable	32,819
Total	$ 106,025

3. INVESTMENTS IN SECURITIES

Not readily marketable securities comprises the following:

NASDAQ Stock Market, Inc; warrants to purchase 1,200 shares of common stock at $13 - $16 per share, exercisable beginning June 2002 and expiring June 2006; cost $16,800	$ 16,800
CFI, Inc. (formerly Rcontest.com, Inc.); 41,000 shares of common stock; cost $18,484	10,692
Skinvisible, Inc; 45,000 shares of common stock; cost $19,687	2,880
Nissen Sports Academy, Inc. 1,529 shares of common stock; cost $25,722	2,722
HLM Design warrants to purchase 60,000 shares of common stock at $7.20 per share, expiring 6/2004; cost $600	600
Omega Missionary Municipal Bonds; cost $1,341	1,341
Q Comm International, Inc. 4,500 shares of common stock; cost $1,673	5,009
Nova Communications 25,000 shares of common stock; cost $6,069	3,213
Miracor Diagnostic 50,000 shares of common stock; cost $6,563	13,600
Telemetrix 45,000 shares of common stock; cost $22,640	7,560
Rad Source Technologies 75,000 shares of common stock; cost $9,975	7,875
Total	$ 72,292

4. NOTES RECEIVABLE

Notes receivable comprises the following:

Uncollateralized notes receivable, 8%, interest and principal due February 2003 through November 2005	$ 122,869
Uncollateralized notes receivable, 8%, interest and principal due April 2003 through January 2006	120,953
Uncollateralized notes receivable, 8%, interest and principal due November 2003 through August 2006	114,059
Uncollateralized notes receivable, 8%, interest and principal due June 2004 through March 2007	52,676
Uncollateralized notes receivable, 8%, interest and principal due March 2005 through December 2007	98,804
Uncollateralized, subordinated notes receivable from VHx, a related party, 10%, interest and principal due February 2000, past due	100,000
Various uncollateralized notes receivable due from brokers	94,612
	703,973
Less: allowance for doubtful accounts	(68,708)
Total	$ 635,265

At December 31, 2001, the principal maturities of notes receivable are as follows:

Year Ending December 31:	
2002	$ 194,611
2003	33,805
2004	118,976
2005	172,109
Thereafter	184,472
Total	$ 703,973

5. INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of Berthel Fisher & Company. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax benefit for the year ended December 31, 2001 is summarized as follows:

Current	$ (2,280)
Deferred	414,000
Income tax expense	$411,720

The provision for income tax benefit for the year ended December 31, 2001 is more than the amounts computed by applying the statutory federal income tax rate of 34% to loss before income taxes due to the following items:

	2001
Computed expected amount	$ (185,866)
Nondeductible meals and entertainment	8,645
Nondeductible life insurance	708
State income taxes, net of federal tax benefit	(39,924)
Other	1,657
Valuation allowance for current year deferred tax assets	212,500
Valuation allowance for prior year deferred tax assets previously recognized	414,000
Income tax expense	$ 411,720

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts and unrealized appreciation/depreciation on investments. The deferred income tax assets (liabilities) comprise the following:

Gross deferred income tax assets	$ 638,120
Gross deferred income tax liabilities	(11,620)
Net deferred income tax asset	$ 626,500
Valuation allowance	(626,500)
Net deferred income tax asset	$ -

A valuation allowance has been recorded in 2001 for the Company's net deferred tax asset at December 31, 2001, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The valuation allowance primarily represents operating loss carryforwards for which utilization is uncertain.

6. PROPERTY AND EQUIPMENT

Property and equipment comprises the following:

Furniture and fixtures	$99,134
Leasehold improvements	26,750
	125,884
Accumulated depreciation	(29,013)
Property and equipment, net	$96,871

7. CONVERTIBLE SUBORDINATED DEBENTURES

The entire outstanding principal of the $1,000,000 Convertible Debenture was paid in full as of December 31, 2001. For the year ended December 31, 2001, the Company incurred interest expense related to this agreement of $46,808, all of which was paid as of December 31, 2001.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and certain equipment under various noncancellable operating leases with expiration dates through May 2004. Lease expense of $704,412 was incurred during the year ended December 31, 2001. Two of the office facility leases have renewal options that allow the Company to extend one lease for an additional three year period and another lease for an additional five year period. The Company leases computer equipment and services from its' clearing organization and those lease payments are based on the number of computers utilized. The total of minimum lease payments remaining under these leases at December 31, 2001 is as follows:

Year ending December 31:	
2002	$ 208,547
2003	112,506
2004	84,690
Total	$ 405,743

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

On October 10, 2001, Financial Services paid in full the $1,000,000 convertible subordinated debenture to Farm Bureau (the "Lender"). At the same time, the Lender extended a $1,000,000, 6% convertible note payable to Berthel Fisher & Company (the "Parent"), due October 10, 2006. The note may be converted at the Lender's option to the Parent's common stock at $2 per share, at a dollar for dollar conversion rate. As collateral for this loan, the Parent pledged its ownership interest in the Company (156,250 shares of Berthel Fisher & Company Financial Services, Inc. common stock).

9. SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

During the year ended December 31, 2001, the Board of Directors authorized 50,000 shares of Series A convertible, cumulative preferred stock. The preferred stock has preference in liquidation over the common shareholders. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the corporation and will be paid before any dividends are paid to common stock holders. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the shareholders. Series A shareholders may convert each of their shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the shareholders the consideration originally given plus all accrued and unpaid dividends.

Subsequent to December 31, 2001, an additional 696 shares of Series A cumulative convertible preferred stock were issued at $71.77 per share.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6-2/3% of total aggregate indebtedness or $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $560,592, which was $460,592 in excess of the minimum required. The Company's defined net capital ratio was 2.02 to 1.

11. RELATED PARTY TRANSACTIONS

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has an unwritten, month-to-month agreement with its Parent in which the Company's Parent provided management services at a monthly rate of $28,100 for the year ended December 31, 2001.

During the year ended December 31, 2001, the Company paid $326,210 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities.

The Company received commissions totaling $2,700 from the placement of Parent debentures during the year ended December 31, 2001.

The Company's Parent has approximately $2.2 million of unsecured subordinated debt due on December 31, 2002 and may not have sufficient liquid assets to repay such amounts. The Company's Parent is pursuing additional financing, refinancing, and asset sales to meet its obligations. No assurance can be provided that the Company's Parent will be successful in its efforts. Management of the Company believes the ultimate resolution of the Parent's obligations under these subordinated notes will have no material adverse effect on the Company's financial condition.

12. PROFIT SHARING PLAN

Substantially all employees are covered by the Company's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Under the terms of the plan, each participant may elect to defer compensation from 2% to 20%. A matching contribution equal to 50% of the deferred compensation of all eligible participants is made by the employer up to 4% of each participant's total compensation. The employee contributions to the plan are fully vested and employer contributions vest over five years. The Company's contributions for the year ended December 31, 2001 aggregated $35,847.

13. FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentration of Credit Risk:

The Company's customer accounts are cleared by another broker-dealer on a fully disclosed basis. In the event the Company's customers fail to satisfy their obligations, the Company may be exposed to off-balance-sheet risk.

The Company provides investment, financing and related services to a diverse group of domestic customers. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

In the normal course of business, the Company sells securities not yet purchased. The ultimate settlement of these transactions may be at amounts different from amounts recorded in these financial statements.

At December 31, 2001, the Company and its affiliates own 76,366 common shares (2.7% of the outstanding common stock) of HLM Design, Inc. with a fair value of $210,770 and represents approximately 42% of total investments.

Fair Value Considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

* * * * *

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

SUPLEMENTAL INFORMATION -
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital:

Total stockholders' equity from Statement of Financial Condition	$2,051,740
Total nonallowable assets from Statement of Financial Condition	1,404,167
Net capital before haircuts on securities positions	647,573
Haircuts on securities positions	68,285
Undue concentration	18,696
Net Capital	$ 560,592

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 76,158
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	100,000
Excess net capital (net capital less net capital requirement)	$ 460,592

(Continued)

BERTHEL FISHER & COMPANY
FINANCIAL SERVICES, INC.
(A MAJORITY OWNED SUBSIDIARY OF
BERTHEL FISHER & COMPANY)

SUPPLEMENTAL INFORMATION -
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1 (CONCLUDED)
DECEMBER 31, 2001

Computation of Aggregate Indebtedness

Items from Statement of Financial Condition:	
Commissions payable	$ 456,941
Accounts payable and other accrued expenses	578,177
Due to affiliates	106,025
Dividends declared on Series A preferred stock	1,228
Total aggregate indebtedness	$ 1,142,371
Percentage of aggregate indebtedness to net capital	204 %
Percentage of debt to debt-equity	0 %

Reconciliation of Net Capital

Net capital as filed in Part II of Form X-17A-5 as of December 31, 2001	$ 560,592
Audit adjustments:	0
Total audit adjustments	0
Net capital as stated above within the Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 as of December 31, 2001	$ 560,592

Deloitte & Touche LLP
Armstrong Centre, Suite 500
222 Third Avenue, S.E.
Cedar Rapids, Iowa 52401

Tel: (319) 362-7987
Fax: (319) 368-9600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors and Stockholders of
Berthel Fisher & Company Financial Services, Inc.

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 18, 2002) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those policies and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the policies and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 18, 2002